Exhibit 12.1

TRANSATLANTIC PETROLEUM LTD.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Nine Months Ended September 30,
2015

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$ (8,960)
Interest expense	10,300
Portion of rent expense representing interest	-
Earnings available for fixed charges	1,340

Fixed charges:
Interest expense	10,300
Portion of rent expense representing interest	-
Fixed charges	10,300

Ratio of earnings to fixed charges	0.1
Coverage deficiency	-